FIRST INTERSTATE BANCSYSTEM, INC.

401 North 31st Street

Billings, Montana 59116

July 2, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	First Interstate BancSystem, Inc.
Registration Statement on Form S-4 (Registration Number 333-225521)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

First Interstate BancSystem, Inc., a Montana corporation (the “Company”), hereby requests that the Company’s Registration Statement on Form S-4 be declared effective on July 3, 2018 at 12:00 p.m., or as soon thereafter as is practicable.

Very Truly Yours,

/s/ Kirk D. Jensen
Kirk D. Jensen
Executive Vice President and General Counsel